SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Martin Midstream Partners L.P.

(Name of Issuer)
Common units, representing limited partner interests

(Title of Class of Securities)
573331105

(CUSIP Number)
Robert D. Bondurant
Martin Resource Management Corporation
4200 Stone Road
Kilgore, TX 75662
(903) 983-6200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 31, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	573331105	Page	2	of	9

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only). Martin Resource Management Corporation 75-2789062

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,483,471

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,483,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,483,471

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 12,837,480 Common Units comprised of 12,837,480 Common Units outstanding as of November 6, 2008 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

SCHEDULE 13D

CUSIP No.	573331105	Page	3	of	9

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only). Midstream Fuel Service LLC 63 - 0695291

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Alabama

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 12,837,480 Common Units comprised of 12,837,480 Common Units outstanding as of November 6, 2008 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

SCHEDULE 13D

CUSIP No.	573331105	Page	4	of	9

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only). Martin Product Sales LLC 75-2081053

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 12,837,480 Common Units comprised of 12,837,480 Common Units outstanding as of November 6, 2008 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

SCHEDULE 13D

CUSIP No.	573331105	Page	5	of	9

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only). Martin Resource LLC 76 - 0712096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,483,471

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,483,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,483,471

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 12,837,480 Common Units comprised of 12,837,480 Common Units outstanding as of November 6, 2008 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

Item 1. Security and Issuer
This Statement relates to common units, representing limited partner interests (“Common Units”) of Martin Midstream Partners L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of Issuer is 4200 Stone Road Kilgore, TX 75662.
Item 2. Identity and Background
This Statement is filed on behalf of the following entities, which are collectively referred to as the “Reporting Persons” in this Statement:
Martin Resource Management Corporation, a Texas corporation (“Parent”),
4200 Stone Road
Kilgore, TX 75662
Parent is a provider of transportation, terminalling, marketing and logistics management services for petroleum products and by-products, chemicals, other bulk liquids, as well as providing fee-based services. Parent is a holding company and, through its subsidiaries, owns 100% interest in the general partner of Issuer.
Midstream Fuel Service LLC, an Alabama limited liability company (“Midstream”),
4200 Stone Road
Kilgore, TX 75662
Midstream is a wholly owned subsidiary of Parent and is engaged in delivering fuels, lubricants, and logistical support to companies in the oil and gas industry business.
Martin Product Sales LLC, a Texas limited liability company (“MPS”),
4200 Stone Road
Kilgore, TX 75662
MPS is a wholly owned subsidiary of Parent and is engaged in the business of selling and distributing LPGs.
Martin Resource LLC, a Delaware limited liability company (“MR”)
4200 Stone Road
Kilgore, TX 75662
MR is a wholly owned subsidiary of Parent that does not engage in any business other than owning 100% of Martin Midstream GP LLC, the general partner of Issuer.
None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).
The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed with this Statement as Exhibit 1 and is incorporated in this Statement by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Item 3. Source and Amount of Funds or Other Consideration
2,230,119 Common Units reported in this statement were transferred to Parent, of which 1,857,732 Common Units

6

were transferred by MPS and 372,387 Common Units were transferred by Midstream. Parent then transferred 2,230,119 Common Units to MR.
Item 4. Purpose of Transaction
The foregoing acquisitions of Common Units were made as part of an internal reorganization among Parent and its wholly owned subsidiaries. None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other persons, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act.
Issuer is managed and operated by the directors and officers of Issuer’s general partner. Parent wholly owns Issuer’s general partner. All of Issuer’s operational personnel are employees of Parent. Issuer’s general partner was not elected by unitholders and will not be subject to re-election in the future. Unitholders do not directly or indirectly participate in Issuer’s management or operation.
Each of the Reporting Persons expects to evaluate on an ongoing basis Issuer’s financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional Common Units or other securities of Issuer or may sell or transfer Common Units beneficially owned by them from time to time in public or private transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Issuer securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law.
Item 5. Interest in Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this Statement is hereby incorporated by reference.
(a) Based on the information reported by Issuer there were 12,837,480 Common Units outstanding on October 31, 2008 comprised of 12,837,480 Common Units outstanding as of November 6, 2008 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Additional conversion of outstanding subordinated units owned by Parent and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.
     As of October 31, 2008, Midstream owns 0 Common Units, representing 0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of October 31, 2008.
     As of October 31, 2008, MPS owns 0 Common Units, representing 0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of October 31, 2008.
     As of October 31, 2008, MR owns 3,483,471 Common Units, representing 27.1% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of October 31, 2008.
     As of October 31, 2008, Parent beneficially owns 0 Common Units. Parent may be deemed to beneficially own, by virtue of its ownership of MR, as described above, the same 3,483,471 Common Units, representing 27.1% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of October 31, 2008.
(b) MR has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by it as indicated above. By virtue of its ownership of MR, as described above, Parent may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by MR as indicated above.

7

(c) 2,230,119 Common Units reported in this statement were transferred to Parent, of which 1,857,732 Common Units were transferred by MPS and 372,387 Common Units were transferred by Midstream. Parent then transferred the 2,230,119 Common Units to MR.
(d) Other than Issuer’s quarterly distributions which all holders of Issuer’s common and subordinated units of record are entitled to receive, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference.
Reporting Persons have been and anticipate that they will continue to be both significant customers and suppliers of products and services offered by Issuer. The relationship between the Reporting Persons and Issuer is more fully described in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 under Item 2, “Our Relationship with Martin Resource Management.” The information set forth therein is hereby incorporated by reference.
To the best of the Reporting Person’s knowledge, except as described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Issuer.
Item 7. Materials to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement dated October 31, 2008 between Midstream Fuel Service LLC, Martin Product Sales LLC, Martin Resource LLC and Martin Resource Management Corporation

8

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 31, 2008

MARTIN RESOURCE MANAGEMENT CORPORATION

By: /s/ Ruben S. Martin
Ruben S. Martin
President

MIDSTREAM FUEL SERVICE, LLC
BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

By: /s/ Ruben S. Martin

Ruben S. Martin
President

MARTIN PRODUCT SALES, LLC
BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

By: /s/ Ruben S. Martin

Ruben S. Martin
President

MARTIN RESOURCE LLC
BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

By: /s/ Ruben S. Martin

Ruben S. Martin
President

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